ROBERT BRANTL, ESQ.
52 Mulligan Lane
Irvington, NY 10533
914-693-3026
914-693-1807 (fax)

January 5, 2009

Via EDGAR
Tia Jenkins
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

  Re:        China Stationery and Office Supply, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed April 15, 2008
Supplemental Response
Filed December 2, 2008
File No. 000-49819

Dear Ms. Jenkins:

I am legal counsel to China Stationery and Office Supply, Inc. (“China Stationery”).  I am writing in response to your letter dated December 18, 2008 to Wei Chenghui, the Chief Executive Officer of China Stationery.

As I previously advised you, China Stationery has engaged Rosenberg Rich Baker Berman & Co, CPAs of Bridgewater, New Jersey to assist it in preparing responses to the Staff’s comments.  Howard Condo, the Rosenberg Rich partner responsible for this matter, has informed me that he will be unable to attend to the responses immediately, as his firm is undergoing its periodic review by the PCAOB next week.  Mr. Condo has advised me that he believes China Stationery can provide complete responses to the Staff’s comments on or before January 27, 2009.

Sincerely,

/s/ Robert Brantl
Robert Brantl